UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Taronis Fuels, Inc.

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

87621P209

(CUSIP Number)

Wilbur L. Ross, Jr.

c/o Ross Holding Corp.

1 Pelican Lane

Palm Beach, FL 33480

(561) 655-2615

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87621P209	SCHEDULE 13D	PAGE 2

1	NAMES OF REPORTING PERSON Wilbur L. Ross, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,333,334
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,333,334
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculated based on 17,177,607 shares of common stock, $0.000001 par value per share, of Taronis Fuels, Inc. (the “Issuer”) outstanding as of June 4, 2021, as provided by the Issuer.

CUSIP No. 87621P209	SCHEDULE 13D	PAGE 3

Item 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $0.000001 par value per share (the “Common Stock”), of Taronis Fuels, Inc. (the “Issuer”). The principal executive office of the Issuer is 24980 N. 83rd Avenue, Suite 100, Peoria, Arizona 85383.

Item 2.	IDENTITY AND BACKGROUND

(a)	Wilbur L. Ross, Jr. (the “Reporting Person”)

(b)	The address of the principal business office for the Reporting Person is:

c/o Ross Holding Corp.

1 Pelican Lane

Palm Beach, FL 33480

(c)	The principal business of the Reporting Person is that of making investments in securities.

(d)	The Reporting Person has not, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All of the shares of Common Stock to which this Schedule 13D relates were acquired by the Reporting Person using his personal funds. The aggregate purchase price of the 1,333,334 shares of Common Stock was $4,000,002 at $3.00 per share.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the shares of Common Stock based on the Reporting Person’s belief that the shares of Common Stock, when purchased, represented an attractive investment opportunity.

The Reporting Person is a director of the Issuer. The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Notwithstanding the foregoing, the Reporting Person reserves the right, and may in the future choose, to change his purpose with respect to his ownership of the shares of Common Stock he now owns and to take such actions as he deems appropriate in light of the circumstances including, without limitation, to acquire additional shares of Common Stock or to dispose of, in any manner permitted by law, all or a portion of the Common Stock which he now owns or may hereafter acquire.

The disclosures set forth in Item 3 and Item 5 are incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	1,333,334 shares of Common Stock, representing 7.8% of the total outstanding shares of Common Stock (based on 17,177,607 shares of Common Stock outstanding as of June 4, 2021, as provided by the Issuer).

CUSIP No. 87621P209	SCHEDULE 13D	PAGE 4

(b)	(i)	Sole power to vote or direct the vote: 1,333,334

	(ii)	Shared power to vote or direct the vote: -0-

	(iii)	Sole power to dispose or direct the disposition: 1,333,334

	(iv)	Shared power to dispose or direct the disposition: -0-

(c)	There have been no transactions in the shares of Common Stock during the sixty days prior to the date of this Schedule 13D by the Reporting Person, except the Reporting Person purchased 1,333,334 shares of Common Stock on June 4, 2021 at $3.00 per share for an aggregate purchase price of $4,000,002.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP No. 87621P209	SCHEDULE 13D	PAGE 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2021

/s/ Wilbur L. Ross, Jr.
WILBUR L. ROSS, JR.